Morgan Creek Global Equity Long/Short Institutional Fund

301 West Barbee Chapel Road

Chapel Hill, NC 27517

October 3, 2011

FILED VIA EDGAR

Mr. John M. Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Morgan Creek Global Equity Long/Short Institutional Fund

(the “Company”)

File Nos. 333-169083 and 811-22461

Dear Mr. Ganley:

The Company respectfully requests, pursuant to Rule 461(a) under the 1933 Act, that the effective date of Pre-Effective Amendment No. 3 to the Registration Statement filed on Form N-2 Monday, October 3, 2011 be accelerated so that the Registration Statement may become effective today, October 3, 2011.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Town Hall Capital, LLC, the Company’s principal underwriter, requesting that the effective date of Pre-Effective Amendment No. 3 be accelerated so that the Registration Statement may become effective on October 3, 2011.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (919) 933-4004.

Sincerely,

/s/ Mark B. Vannoy

Mark B. Vannoy

Treasurer